Exhibit 99.1

www.battlemtngold.com TSX.V – BMG OTC.QB - BMTNF

300 - 1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772	F.604.684.6024

BATTLE MOUNTAIN GOLD INC. ANNOUNCES CLOSING OF PRIVATE PLACEMENT

Vancouver, British Columbia – December 17, 2014 – Battle Mountain Gold Inc. (the “Company”) (TSX-V: BMG) is pleased to announce it has closed the non-brokered private placement (the “Private Placement”) previously announced on December 5, 2014.

The Private Placement comprised 2,000,000 units (“Units”) at a price of $0.10 per Unit for gross proceeds of $200,000. Each Unit comprises one common share (“Common Share”) and one-half of one common share purchase warrant (the “Warrants”). Each whole Warrant entitles the holder to purchase one additional Common Share at a price of $0.20 per Common Share for the two years from the date of issue.

The Company paid finder’s fees which totalled 109,500 Common Shares (the “Finder’s Shares”) in connection with the Private Placement.

The Common Shares, Warrants and Finder’s Shares issued in connection with the Private Placement are all subject to a hold period expiring on April 18, 2015.

On December 12, 2014, the TSX Venture Exchange provided final approval for the Private Placement.

The net proceeds from the Private Placement will be used for the further evaluation of the Company’s gold exploration project in Nevada, USA and for general corporate purposes.

To find out more about Battle Mountain Gold Inc. please visit our website at www.battlemtngold.com

ON BEHALF OF THE BOARD OF BATTLE MOUNTAIN GOLD INC.

“Chet Idziszek”

Chet Idziszek
President, Chief Executive Officer and Director

Neither the Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility of the adequacy or accuracy of this release.